BRF S.A.
Publicly Held Company
CNPJ/ME 01.838.723/0001-27
NIRE 42.300.034.240
CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE FISCAL COUNCIL HELD ON NOVEMBER 07, 2022

1. DATE, TIME AND PLACE: Held on November 07, 2022, at 2:30 p.m., in São Paulo City, São Paulo State, at the BRF S.A.'s ("Company") office located at Avenida Dra. Ruth Cardoso, 8501, 1st floor, Pinheiros, Zip Code 05425-070.

2. CALL AND ATTENDANCE: Summons duly held pursuant to the Fiscal Council Internal Regulation of BRF S.A. ("Company"), with the presence of the totality of the members of the Fiscal Council, namely: Mr. Attílio Guaspari, Mr. Marco Antônio Peixoto Simões Velozo and Mr. Bernardo Szpigel.

3. PRESIDING BOARD: President: Mr. Attílio Guaspari. Secretary: Mr. Bruno Machado Ferla.

4. AGENDA: Analysis and discussion of the Quarterly Financial Information for the quarter ended September 30, 2022 ("3rd ITR/2022").

5. RESOLUTIONS: Once the agenda has been examined, the following matter was discussed, and the following resolution was taken:

5.1. Regarding the Agenda, the members of the Company's Fiscal Council were presented with information regarding the 3rd ITR/2022. After analysis and discussion, the members of the Company's Fiscal Council became aware of the 3rd ITR/2022.

6. DOCUMENTS FILED AT THE COMPANY: The documents analyzed by the members of the Fiscal Council or information presented during the meeting were filed at the Company's head office.

7. CLOSURE: There being no other matters to be discussed, the meeting was closed, being the present minutes drawn up by electronic processing, which after having been read and found correct by all those present, were signed.

I certify that the above text is a faithful copy of the minutes which are filed in Book of the Minutes of the Ordinary and Extraordinary Meetings of the Company´s Fiscal Council.

São Paulo, November 07, 2022.

____

Bruno Machado Ferla

Secretary